ENDOLOGIX, INC.
2 Musick
Irvine, California 92618
July 19, 2018
SUBMITTED VIA EDGAR
Ms. Amanda Ravitz
Ms. Heather Percival
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Endologix, Inc.
Registration Statement on Form S-3 (File No. 333- 225320)

Dear Ms. Ravitz and Ms. Percival:
Reference is hereby made to the acceleration request submitted by Endologix, Inc., a Delaware corporation (the “Company”) to the Securities and Exchange Commission (the “Commission”) on July 17, 2018, pursuant to which the Company requested that the Commission declare the above-captioned Registration Statement effective as of the “Requested Date” and “Requested Time” set forth therein.
This letter confirms that the Company hereby revokes its current request for effectiveness of the Registration Statement. However, the Company affirms its present intention to request effectiveness of the Registration Statement as of a later date. The Company undertakes to file a new acceleration request pursuant to Rule 461 under the Securities Act of 1933, as amended, prior to the requested effective time of the Registration Statement.
Should the Commission have any questions regarding this letter, please do not hesitate to contact Ryan C. Wilkins, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4115 or via email at rwilkins@sycr.com.
Sincerely,
ENDOLOGIX, INC.

/s/ Jeremy Hayden

Jeremy Hayden
General Counsel
cc:
Endologix, Inc.
Vaseem Mahboob, Chief Financial Officer

Stradling Yocca Carlson & Rauth, P.C.

Ryan C. Wilkins, Esq.